UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Clarification Regarding Rumors or Media Reports

On August 5, 2026, the Korea Economic Daily (also known as “Hankyung”) reported that “Solidigm,” a U.S. subsidiary of SK hynix Inc. (the “Company”), is pursuing a pre-initial public offering (“IPO”) capital raising of approximately Won 5 trillion.

The Company hereby clarifies that, while the Company’s overseas subsidiary under the brand name “Solidigm” had been reviewing various financing measures to expand production capacity and strengthen its competitiveness, after comprehensively considering capital market conditions and other factors, it has decided to discontinue its review of pre-IPO capital raising and IPO plans.

※ Related Disclosure: See the current reports on Form 6-K titled “Clarification Regarding Rumors or Media Reports” furnished by the Company on August 6, 2026 and September 4, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name: Seonghwan Park
Title: Head of Investor Relations

Date: October 23, 2026